Exhibit 99.1

PUBLISHED

12 December 2023

AstraZeneca to acquire Icosavax, including potential first-in-class RSV and hMPV combination vaccine with positive Phase II data

Building on expertise in RSV prevention, acquisition will accelerate ambition to deliver portfolio of protective interventions to address high unmet needs in infectious diseases

AstraZeneca has entered into a definitive agreement to acquire Icosavax, Inc. (NASDAQ: ICVX), a US-based clinical-stage biopharmaceutical company focused on developing differentiated, high-potential vaccines using an innovative, protein virus-like particle (VLP) platform.

The proposed acquisition will build on AstraZeneca’s expertise in respiratory syncytial virus (RSV), strengthening AstraZeneca’s Vaccines & Immune Therapies late-stage pipeline with Icosavax’s lead investigational vaccine candidate, IVX-A12. IVX-A12 is a potential first-in- class, Phase III-ready, combination protein VLP vaccine which targets both RSV and human metapneumovirus (hMPV), two leading causes of severe respiratory infection and hospitalisation in adults 60 years of age and older and those with chronic conditions such as cardiovascular, renal and respiratory disease.1-3 There are currently no treatments or preventative therapies for hMPV and no combination vaccines for RSV.4

IVX-A12 is the most advanced investigational vaccine targeting both RSV and hMPV and has a differentiated profile versus currently approved RSV vaccines. Phase II data demonstrate that IVX-A12 elicits robust immune responses against both RSV and hMPV one month after vaccination and reconfirm previous immunogenicity data seen in the Phase I trial.5

As VLP vaccines mimic how naturally occurring viruses appear to the body’s immune system, they may offer potential benefits over non-VLP vaccines, including a stronger immune response, greater breadth of protection, greater durability requiring fewer boosters and, compared to the current adjuvanted RSV vaccine, a lower incidence of side effects.6

Alongside Icosavax’s proprietary technology and leadership in protein design, the acquisition is expected to also bring their expertise and capabilities in protein virus-like particle science and development to AstraZeneca to support the progression of IVX-A12 and other differentiated VLP vaccines for high-burden respiratory infections.

Iskra Reic, Executive Vice President, Vaccines & Immune Therapies, AstraZeneca, said: “This virus-like particle vaccine technology has the potential to transform prevention against severe infectious diseases, including RSV and hMPV. With the addition of Icosavax’s Phase III-ready lead asset to our late-stage pipeline, we will have a differentiated, advanced investigational vaccine, and a platform for further development of combination vaccines against respiratory viruses. This aligns with our strategy to deliver a portfolio of therapies to address high unmet needs in infectious diseases, and our ambition to protect the most vulnerable patients who have high risk of severe outcomes.”

Adam Simpson, Chief Executive officer, Icosavax, said: “We are pleased to announce the proposed acquisition of Icosavax by AstraZeneca as we believe it offers the opportunity to accelerate, and expand access to, our potential first-in-class combination vaccine for older adults at risk of RSV and hMPV. We look forward to combining our skills and expertise in advancing the development of IVX-A12 with AstraZeneca’s decades of experience in RSV, resources, and capabilities in late-stage development.”

Financial considerations

Under the terms of the agreement, AstraZeneca, through a subsidiary, will initiate a tender offer to acquire all of Icosavax’s outstanding shares for a price of $15.00 per share in cash at closing, plus a non-tradable contingent value right for up to $5.00 per share in cash payable upon achievement of a specified regulatory milestone and a sales milestone. The upfront cash portion of the consideration represents a transaction value of approximately $0.8bn, a 43% premium to Icosavax’s closing market price on 11th December 2023 and a 73% premium to the 60-day volume-weighted average price (VWAP) of $8.68 before this announcement. Combined, the upfront and maximum potential contingent value payments represent, if achieved, a transaction value of approximately $1.1bn, a 91% premium to Icosavax’s closing market price on 11th December 2023 and a 130% premium to the 60-day VWAP. As part of the transaction, AstraZeneca will acquire the cash and marketable securities on Icosavax’s balance sheet, which totaled $229m as of 30th September 2023.

Notes

Icosavax

Icosavax is a biopharmaceutical company leveraging its innovative VLP platform technology to develop vaccines against infectious diseases, with an initial focus on life-threatening respiratory diseases and a vision for combination and pan-respiratory vaccines. Icosavax’s VLP platform incorporates antigen design capabilities and technology to enable multivalent, particle-based display of complex viral antigens, which it believes will induce broad, robust, and durable protection against the specific viruses targeted. Icosavax’s lead program is a combination vaccine candidate targeting respiratory syncytial virus (RSV) and human metapneumovirus (hMPV). Its pipeline includes additional candidates that provide optionality as potential components of future combination and pan-respiratory vaccines, including influenza and SARS-CoV-2. Icosavax was formed in 2017 to advance the breakthrough VLP technology from the Institute for Protein Design at the University of Washington with the goal to discover, develop, and commercialize vaccines against infectious diseases. Icosavax is located in Seattle.

RSV and hMPV in older adults

RSV is a common, contagious virus that is a major cause of lower respiratory tract infection in adults.7 Most adult RSV disease cases occur among older adults, with an estimated 60,000-160,000 hospitalisations and 6,000-10,000 deaths annually among US adults >65 years.8 RSV infection can cause serious complications such as pneumonia or exacerbation of congestive heart failure, asthma, and chronic obstructive pulmonary disease.7

hMPV causes disease very similar to RSV, including upper and lower respiratory tract infections that can be more severe in young children, older adults, and people with weakened immune systems.4 Adults with hMPV infection may have viral pneumonia, worsening asthma, or COPD symptoms.9 Data support similar morbidity and mortality for hMPV and RSV.2 There are currently no treatment or prevention options for hMPV.4

IVX-A12

IVX-A12 is a liquid, refrigerator-stable formulation comprised of IVX-121, Icosavax’s RSV prefusion F protein VLP vaccine candidate, and IVX-241, Icosavax’s hMPV prefusion F protein VLP vaccine candidate.

In Icosavax’s Phase II trial, IVX-A12 showed robust immune responses across RSV and hMPV antibodies, reconfirming previous immunogenicity data seen in the smaller Phase I trial. The data are the first to demonstrate hMPV immune response in a Phase II combination vaccine trial.  IVX-A12 was generally well-tolerated in the trial, with a safety profile similar to that seen in the Phase I trial.5

IVX-A12 has been granted Fast Track Designation from the US Food and Drug Administration, a programme designed to facilitate the development and expedite the review of investigational drugs to treat serious conditions and fulfill an unmet medical need.10

Icosavax VLP technology

VLPs are a proven technology with multiple products on the market, including vaccines for human papillomavirus and hepatitis B.6 While currently available vaccines utilise the few proteins that naturally fold into VLPs,11 the Icosavax protein VLP platform builds on that success with intentionally designed VLPs to create highly differentiated vaccines.

VLPs are designed to resemble the structure of viruses, with high-density, multivalent display of antigens.6,11 This technology is believed to induce a stronger and more durable immune response versus traditional soluble antigens.6,11

Transaction details

The closing of the tender offer will be subject to certain conditions, including the tender of shares representing at least a majority of the total number of Icosavax’s outstanding shares, and other customary closing conditions and regulatory clearances. Upon the successful completion of the tender offer, AstraZeneca’s acquisition subsidiary will be merged with and into Icosavax and any remaining shares of common stock of Icosavax will be cancelled and converted into the right to receive the same merger consideration (including the contingent value right) per share payable in the tender offer. Subject to the satisfaction of the conditions in the merger agreement, the acquisition is expected to close in the first quarter of 2024.

Important information about the tender offer

The tender offer for the outstanding common stock of the Company has not yet commenced. This communication does not constitute a recommendation, an offer to purchase or a solicitation of an offer to sell the Company’s securities. An offer to purchase shares of the Company’s common stock will only be made pursuant to an Offer to Purchase and related tender offer materials. At the time the tender offer is commenced, AstraZeneca PLC (AstraZeneca), AstraZeneca Finance and Holdings Inc. and Isochrone Merger Sub Inc., a wholly owned indirect subsidiary of AstraZeneca, will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the SEC) and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer.  The tender offer materials (including the Offer to Purchase, a related Letter of Transmittal and other tender offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 will contain important information.

THE COMPANY’S STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS (INCLUDING THE OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER DOCUMENTS), AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS MAY BE AMENDED FROM TIME TO TIME, CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT THEY SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES OF COMMON STOCK.

The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by AstraZeneca may be obtained at no charge on the investor relations page of AstraZeneca’s internet website at www.astrazeneca.com/investors. Copies of the documents filed with the SEC by Icosavax may be obtained at no charge under the “Investors” section of Icosavax’s internet website at www.Icosavax.com.

Forward-looking statements

This announcement may include statements that are not statements of historical fact, or “forward-looking statements,” including with respect to AstraZeneca’s proposed acquisition of Icosavax. Such forward-looking statements include, but are not limited to, the ability of AstraZeneca and Icosavax to complete the transactions contemplated by the acquisition agreement, including the parties’ ability to satisfy the conditions to the consummation of the offer contemplated thereby and the other conditions set forth in the merger agreement, statements about the expected timetable for completing the transaction, AstraZeneca’s and Icosavax’s beliefs and expectations and statements about the benefits sought to be achieved in AstraZeneca’s proposed acquisition of Icosavax, the potential effects of the acquisition on both AstraZeneca and Icosavax, the possibility of any termination of the merger agreement, as well as the expected benefits and success of IVX-A12 and any combination product. These statements are based upon the current beliefs and expectations of AstraZeneca’s and Icosavax’s management and are subject to significant risks and uncertainties. There can be no guarantees that the conditions to the closing of the proposed transaction will be satisfied on the expected timetable or at all or that IVX-A12 or any further vaccines using the virus-like particle technology will receive the necessary regulatory approvals or prove to be commercially successful if approved. If underlying assumptions prove inaccurate or risks or uncertainties materialise, actual results may differ materially from those set forth in the forward-looking statements.

Risks and uncertainties include, but are not limited to, uncertainties as to the timing of the offer and the subsequent merger; uncertainties as to how many of Icosavax’s stockholders will tender their shares in the offer; the possibility that various conditions to the consummation of the offer and the merger contemplated by the merger agreement may not be satisfied or waived; the ability to obtain necessary regulatory approvals or to obtain them on acceptable terms or within expected timing; the effects of disruption from the transactions contemplated by the merger agreement and the impact of the announcement and pendency of the transactions on Icosavax’s business; the risk that stockholder litigation in connection with the offer or the merger may result in significant costs of defense, indemnification and liability; the possibility that the achievement of the specified milestones described in the contingent value rights agreement may take longer to achieve than expected or may never be achieved and the resulting contingent milestone payments may never be realized; general industry conditions and competition; general economic factors, including interest rate and currency exchange rate fluctuations; the impact of COVID-19; the impact of pharmaceutical industry regulation and health care legislation in the United States and internationally; competition from other products; and challenges inherent in new product development, including obtaining regulatory approval.

Neither AstraZeneca nor Icosavax undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in AstraZeneca’s Annual Report on Form 20-F for the year ended 31 December 2022, Icosavax’s Annual Report on Form 10-K for the year ended 31 December 2022 and Icosavax’s Quarterly Reports on Form 10-Q for the three months ended 31 March 2023, 30 June 2023 and 30 September 2023, in each case as amended by any subsequent filings made with the SEC. These and other filings made by AstraZeneca and Icosavax with the SEC are available at www.sec.gov.

AstraZeneca

AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on social media @AstraZeneca.

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References

1.	Sieling WD, Goldman CR, et al. Comparative incidence and burden of respiratory viruses associated with hospitalization in adults in New York City. Influenza Resp Viruses. 2021;15(5):670-677. doi:10.1111/irv.12842

2.	Widmer K, Zhu Y, et al. Rates of hospitalizations for respiratory syncytial virus, human metapneumovirus, and influenza virus in older adults. J Infect Dis. 2012;206(1):56-62. doi:10.1093/infdis/jis309

3.	Jain S, Self WH, et al. Community-Acquired Pneumonia Requiring Hospitalization among U.S. Adults. N Engl J Med. 2015 Jul 30;373(5):415-27.

4.	Human metapneumovirus. CDC. Published 20 September 2023. Accessed 5 December 2023. https://www.cdc.gov/ncird/human-metapneumovirus.html

5.	Icosavax. Press Releases. Last Accessed 11 December 2023. https://ir.icosavax.com/press-releases

6.	Tariq H, Batool S, et al. Virus-like particles: revolutionary platforms for developing vaccinesagainst emerging infectious diseases. Front Microbiol. 2022; Jan 3;12:790121.

7.	RSV in Older Adults and Adults with Chronic Medical Conditions. CDC. Published 7 November, 2023. Accessed 6 December 2023. https://www.cdc.gov/rsv/high-risk/older-adults.html.

8.	Havers FP, Whitaker M, et al. Characteristics and Outcomes Among Adults Aged ≥60 Years Hospitalized with Laboratory-Confirmed Respiratory Syncytial Virus - RSV-NET, 12 States, July 2022-June 2023. MMWR Morb Mortal Wkly Rep. 2023 Oct 6;72(40):1075-1082.

9.	Esposito S, Mastrolia MV. Metapneumovirus Infections and Respiratory Complications. Semin Respir Crit Care Med. 2016 Aug;37(4):512-21.

10.	Icosavax. (21 February 2023). Icosavax Granted FDA Fast Track Designation for IVX-A12. Accessed 6 December 2023 https://ir.icosavax.com/news-releases/news-release-details/icosavax-granted-fda-fast-track-designation-ivx-a12

11.	Nooraei, S, Bahrulolum H, et al. Virus-like particles: preparation, immunogenicity and their roles as nanovaccines and drug nanocarriers. J Nanobiotechnol. 2021;19(59).

Adrian Kemp
Company Secretary
AstraZeneca PLC